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03014571

SECU[RITIES AND EXCHANGE CO]MMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 153

SEC FILE NUMBER
8- 45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

ROSALIE GISCUPI
Notary Public
Westchester Co., New York
49 69682
My Commission Expires 7/23/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Investors Securities Corp.

Statement of Financial Condition as of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Diversified Investors Securities Corp. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

Diversified Investors Securities Corp.
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 524,702
Commissions and concessions receivable	1,172,715
Other assets	66,059
Total assets	$ 1,763,476
Liabilities and Stockholder's Equity	
Liabilities:	
Marketing and distribution expenses payable	$ 259,473
Due to Parent	918,908
Accrued expenses	1,692
Total liabilities	1,180,073
Stockholder's equity:	
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,394,463
Accumulated deficit	(812,060)
Total stockholder's equity	583,403
Total liabilities and stockholder's equity	$ 1,763,476

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Diversified Investors Securities Corp. (the "Company"), a wholly owned subsidiary of Diversified Investment Advisors, Inc. ("Diversified" or the "Parent"), an indirect wholly owned subsidiary of AEGON USA ("AEGON"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company transacts customer trades in mutual funds and variable annuities and serves as the distributor of certain mutual funds affiliated with Diversified.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company records commissions revenue and related expense on trade date. Under a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company may receive a fee from certain mutual funds for which it serves as the distributor at an annual rate not to exceed 0.25% of each fund's average daily net assets. The Company has also entered into agreements with various mutual fund groups whereby it participates in revenue sharing for the placement and retention of assets in such mutual funds. The Company has entered into an agreement with Diversified to periodically pay the amount equal to 12b-1 and revenue sharing fees as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. As of December 31, 2002, $913,242 is included in commissions and concessions receivable and due to affiliates.

In accordance with an informal intercompany agreement, the Company also records expense, as well as an offsetting revenue, for commissions paid on its behalf by AEGON companies. As of December 31, 2002, $259,473 was included in commissions and concessions receivable and marketing and distribution expenses payable.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to commissions, are considered to approximate the carrying value due to the short-term nature of the financial instruments.

3. Related-Party Transactions

Certain operating expenses incurred by AEGON have been allocated to the Company.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. As of December 31, 2002, the Company's net capital was $491,785 which exceeded the net capital requirement of $78,672 by $413,113 and its ratio of aggregate indebtedness to net capital was 2.40 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to agency trades of registered securities of registered investment companies and no customer funds or securities are held.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. bank.

6. Income Taxes

The Company is included in the consolidated U.S. Federal income tax return of AEGON, and files separate state and local returns. In accordance with an agreement between AEGON and the Company, U.S. Federal income tax expense is allocated to the Company based on consolidated tax filings. The Company will be reimbursed by AEGON for the utilization of its U.S. Federal net operating loss to the extent such benefits are used in the consolidated tax return. For state and local taxes, temporary differences related to the Company's tax loss carryforwards have been fully reserved. Minimum state and local taxes were recorded.

Tax assets and liabilities resulting from the income tax allocations are settled by entries in an intercompany account from or due to AEGON.